Exhibit 99.1

Triple Flag Announces Q1 2023 Results – Record GEOs and Operating Cash Flow

TORONTO--(BUSINESS WIRE)--May 9, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the first quarter of 2023 and declared a dividend of US$0.05 per common share to be paid on June 15, 2023. All amounts are expressed in US dollars unless otherwise indicated.

“I am pleased to announce another quarter of record results for Triple Flag, reflecting the successful acquisition of Maverix,” commented Shaun Usmar, CEO. “When we announced the transaction in November last year, we emphasized the strategic fit, the opportunity to acquire a diversified, cash generating portfolio of quality assets, and the ability to capture meaningful synergies in a combination that would benefit both sets of shareholders. We anticipated that the deal would broaden our shareholder base, enhance trading liquidity and result in cost synergies of US$7 million annually, positioning Triple Flag as the 4th largest streaming and royalty company. I am pleased to report that these expected deal features are being fully realized – we have seen solid operating performance at underlying Maverix assets, particularly at Beta Hunt and Camino Rojo; a more than 10-fold increase in trading liquidity, with the addition of many new quality investors to our register, and index inclusion in the MVIS Global Junior Gold Miners, S&P/TSX Global Gold, and Solactive Global Silver Miners indices. We are also seeing exciting advances at a number of the exploration and development properties we acquired.”

“As we approach the two-year anniversary of our IPO, we are happy to have begun delivering against our ambitions in becoming the next emerging senior streaming and royalty company and look forward to what we can accomplish in the future with our enhanced platform.”

Q1 2023 Financial Highlights

	Q1 2023	Q1 2022

Revenue	$50.3 million	$37.8 million
Gold Equivalent Ounces (“GEOs”)[1]	26,599	20,113
Operating Cash Flow	$38.9 million	$26.4 million
Net Earnings	$16.5 million ($0.09/share)	$15.9 million ($0.10/share)
Adjusted Net Earnings[2]	$13.5 million ($0.07/share)	$15.5 million ($0.10/share)
Adjusted EBITDA[4]	$37.1 million	$30.5 million
Asset Margin[5]	88%	92%

Building the Next Senior Streamer

Disciplined Growth and Gold Focused Synergistic acquisition of Maverix Solidified as the leading, gold-focused, emerging senior streamer, with 95% precious metals exposure	Robust Cash Flow and Strong Balance Sheet Generated $118.4 million in operating cash flow in 2022; $38.9 million in Q1 2023 +$600M in available liquidity
Diversified, High-quality Portfolio and Embedded Growth 27% GEOs growth expected for 2023 compared to 2022 from 27 assets Leading growth profile of +140 koz GEOs (2024 - 2028E avg.)

Superior ESG Practices

  Ranked 4th of 117 companies in the global precious metals sector by Sustainalytics, and awarded ESG Regional and ESG Industry top rated for 2023
  Committed to our long-term goal of net zero emissions by 2050

GEOs Sold by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

	Three Months Ended March 31
($ thousands except GEOs, Asset Margin and per share numbers)	2023	2022
GEOs[1]
Gold	14,005	10,223
Silver	11,385	8,517
Other	1,209	1,373
Total	26,599	20,113

Revenue
Gold	26,468	19,188
Silver	21,517	15,990
Other	2,284	2,577
Total	50,269	37,755
Net Earnings	16,534	15,889
Net Earnings per Share	0.09	0.10
Adjusted Net Earnings[2]	13,516	15,471
Adjusted Net Earnings per Share[2]	0.07	0.10
Operating Cash Flow	38,870	26,359
Operating Cash Flow per Share	0.20	0.17
Adjusted EBITDA[4]	37,090	30,457
Asset Margin[5]	88%	92%

The first quarter of consolidated results after the closing of the Maverix transaction on January 19, 2023, has driven record financial results on many key financial metrics, including GEOs, revenue, operating cash flow and adjusted EBITDA. Operating Cash Flow of 20 cents per share in Q1 2023 increased from 17 cents per share in Q1 2022. We reported robust earnings of over $16.5 million in the quarter, and operating cash flow of over $38.8 million in the quarter. During Q1, we recorded non-cash cost of sales of $5.6 million ($0.03 cents per share) relating to gold pre-pay contracts, which reduced Net Earnings and Adjusted Net Earnings.

Corporate Updates

  Closing of Maverix Transaction: On January 19, 2023, Triple Flag successfully completed the acquisition of Maverix Metals Inc. (“Maverix”). In aggregate, Triple Flag issued 45.1 million common shares and paid $86.7 million to former Maverix shareholders. Upon closing of the transaction, existing Triple Flag and former Maverix shareholders owned approximately 78% and 22% of the pro forma outstanding shares of Triple Flag, respectively. Triple Flag has substantially completed the integration process and synergies are starting to be realized.
  Index Inclusion: During the quarter and subsequent to quarter-end, Triple Flag was added to three indices: the MVIS Global Junior Gold Miners Index (tracked by the GDXJ ETF), the S&P/TSX Global Gold Index, and the Solactive Global Silver Miners Index. This is a result of meeting inclusion criteria due to the increase in free floating shares and a more than 10-fold increase in trading liquidity since the completion of the Maverix acquisition.
  Dividend: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.05 per common share that will be paid on June 15, 2023, to the shareholders of record at the close of business on May 31, 2023. Upon payment of this dividend, cumulative dividends paid to shareholders since our IPO in May 2021 will exceed $65 million.

Q1 2023 Portfolio Updates

Australia:

  Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q1 2023 were 2,746 GEOs based on sales of 2,273 ounces of gold and 45,300 ounces of silver. Deliveries during the quarter were affected by a shipment that was executed but not settled by the end of the period and will be reported in Q2. 2023 stream deliveries are expected to be weighted towards the back end of 2023.
  Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q1 2023 equated to 890 GEOs. Fosterville produced 86,558 ounces of gold during the quarter despite primary ventilation operating restrictions related to low frequency noise constraints. Agnico Eagle has reported that abatement trials for the low frequency noise were completed in the first quarter of 2023, and that it believes the results were promising and are now being considered by the EPA with respect to the current prohibition notice. Agnico Eagle has reaffirmed guidance for the year at Fosterville of between 295,000 - 315,000 ounces.
  Beta Hunt (3.25% gross revenue (“GR”) gold royalty): Royalties from Beta Hunt in Q1 2023 equated to 971 GEOs. Exploration results from the Fletcher zone intersected strong mineralization and have provided compelling support for potential significant Mineral Resource growth, and the development of the second decline is expected to double production capacity.

Latin America:

  Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q1 2023 were 7,394 GEOs based on 629,662 ounces of silver sold. Production at Cerro Lindo during the quarter was impacted by unusually heavy rainfall and overflowing rivers caused by Cyclone Yaku in Peru. The two-week suspension in production during Q1 will slightly impact our silver deliveries in later periods, however we are pleased that Nexa Resources has reiterated their 2023 guidance and announced that production at Cerro Lindo has fully resumed. Triple Flag contributed US$50,000 to Nexa Resources community recovery efforts in connection with the flooding.
  Buriticá (100% silver stream): Sales from Buriticá in Q1 2023 were 1,478 GEOs based on 128,240 ounces of silver sold.
  Camino Rojo (2.0% NSR gold royalty): Royalties from Camino Rojo in Q1 2023 equated to 523 GEOs. Orla Mining Ltd. continued to demonstrate solid operational performance during the quarter, producing over 25,000 ounces of gold and remaining on track to achieve annual gold production guidance of 100,000 – 110,000 ounces.
  Eastern Borosi (1.0% NSR gold and silver royalty): Subsequent to quarter-end, Calibre Mining announced that it has begun mining the high-grade open pits at Eastern Borosi on which Triple Flag owns a royalty. In connection with that announcement Calibre Mining exercised its right to buy back for US$2 million half of the 2.0% NSR royalty, thereby reducing the existing royalty to a 1.0% NSR royalty. Triple Flag has received the $2 million buy-back payment and expects to receive royalty payments later this year.

North America:

  Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q1 2023 equated to 627 GEOs. Young-Davidson produced 45,000 ounces of gold in Q1 2023. A total of US$8 million has been budgeted for exploration at Young-Davidson in 2023, up from US$5 million in 2022.
  Moss (100% silver stream and gold prepay): Sales from Moss in Q1 2023 were 1,583 GEOs based on 706 ounces of gold and 71,286 ounces of silver sold. Elevation Gold reported the results of holes that were drilled in the Reynolds Pit area, including AR23-662R, which intersected 225.6 meters of nearly continuous gold mineralization with an average grade of 0.56 g/t gold, which is approximately 25% higher than the 2022 run of mine grade. Further important technical details relating to this drillhole intersection can be found in Elevation Gold’s press release, dated April 26, 2023.
  Hope Bay (1% NSR gold royalty): Exploration drilling at Hope Bay continued during the first quarter of 2023, with six drill rigs operating on surface. Agnico Eagle has reported a number of encouraging drillhole intersections and continues to advance an internal technical study evaluating larger production scenarios for Hope Bay.

Rest of World:

  RBPlat (70% gold stream): Sales from RBPlat in Q1 2023 were 1,521 GEOs based on 1,536 ounces of gold sold. Northam Platinum Holdings has withdrawn its offer for RBPlat, paving the way for Implats’ offer, which is subject to various regulatory processes. Despite a weaker first quarter, RBPlat remains confident that the operational strategies implemented will yield improved volume, grade and cost performance during the second quarter and their guidance remains unchanged.
  ATO (25% gold stream and 50% silver stream): Sales from the ATO stream in Q1 2023 were 3,233 GEOs based on 3,217 ounces of gold and 397 ounces of silver sold. Steppe Gold released an updated life of mine plan for ATO during the quarter which extends the mine life to 2036, including an additional 1.5 years of fresh rock expansion.

Conference Call Details

Triple Flag has scheduled an investor conference call at 9:00 a.m. ET (6:00 a.m. PT) on Wednesday, May 10, 2023, to discuss the results reported in today’s earnings announcement. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/526651349
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until May 24):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the Company’s preliminary sales and revenue information for the first quarter of 2023, the release of its financial results for the first quarter of 2023, the conduct of the conference call to discuss said results, the payment of a dividend, developments in respect of the Company’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, our assumptions regarding the acquisition of Maverix Metals Inc. (including our ability to derive the anticipated benefits therefrom), as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

	Three months ended March 31
($ thousands, except average gold price and GEOs information)	2023	2022
Revenue	50,269	37,755
Average gold price per ounce	1,890	1,877
GEOs	26,599	20,133

Endnote 2: Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non‑IFRS financial measure, which excludes the following from net earnings (loss):

  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of financial assets
  non‑recurring charges; and
  impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. We have revised our Adjusted Net Earnings measure to exclude adjustments for non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of Adjusted Net Earnings for investors and analysts to assess our current operating performance. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended March 31
($ thousands, except share and per share information)	2023	2022
Net earnings	$16,534	$15,889
Gain on disposal of mineral interests	-	(2,099)
Foreign currency translation (gains) losses	(45)	53
(Increase) decrease in fair value of financial assets	(3,653)	658
Income tax effect	680	970
Adjusted net earnings	$13,516	$15,471
Weighted average shares outstanding – basic	191,778,186	156,027,311
Net earnings per share	$ 0.09	$ 0.10
Adjusted net earnings per share	$ 0.07	$ 0.10

Endnote 3: Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended March 31
($ thousands)	2023	2022
Operating cash flow	$38,870	$26,359
Acquisition of other assets	-	-
Free cash flow	$38,870	$26,359

Endnote 4: Adjusted EBITDA

Adjusted EBITDA is a non‑IFRS financial measure, which excludes the following from net earnings:

  income tax expense
  finance costs, net
  depletion and amortization
  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of assets/investments;
  non-cash cost of sales related to prepaid gold interests; and
  non‑recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended March 31
($ thousands)	2023	2022
Net earnings	$16,534	$15,889
Finance costs, net	1,308	537
Income tax expense	1,366	2,143
Depletion and amortization	16,020	13,276
Gain on disposal of mineral interests	-	(2,099)
Foreign currency translation (gain) loss	(45)	53
(Increase) decrease in fair value of financial assets	(3,653)	658
Non-cash cost of sales related to prepaid gold interests	5,560	-
Adjusted EBITDA	$37,090	$30,457

Endnote 5: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

	Three months ended March 31
($ thousands except Gross profit margin and Asset margin)	2023	2022
Revenue	$50,269	$37,755
Cost of sales	27,395	16,211
Gross profit	22,874	21,544
Gross profit margin	46%	57%
Gross profit	$22,874	$21,544
Add: Depletion	15,928	13,179
Add: Non-cash cost of sales related to prepaid gold interests	5,560	-
	44,362	34,723
Revenue	50,269	37,755
Asset margin	88%	92%

Contacts

Investor Relations:
James Dendle
Senior Vice President, Corporate Development
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk